SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )*
                                        -


                                ESSEX CORPORATION
                                -----------------
                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   296744 10 5
                                 ---------------
                                 (CUSIP Number)


                                 March 25, 2000
                     ---------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         [   ] Rule  13-d-1(b)
         [ X ] Rule  13-d-1(c)
         [   ] Rule  13-d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 5 Pages

--------------------------                     -------------------------------
CUSIP No. 296744 10 5             13G                        Page 2 of 5 Pages
--------------------------                     -------------------------------

This Schedule 13G as originally filed October 15, 1992, as heretofore amended, is further amended and is also restated in its entirely pursuant to Regulation S-T, Item 101(a)(2)(ii).


--------------------------------------------------------------------------------
1        Name of Reporting Person                              HARRY LETAW, JR.
         S.S. or I.R.S. Identification No. of Above Person          ###-##-####
--------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group*                  (a)

                                                                            (b)
--------------------------------------------------------------------------------

3        SEC Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place or Organization          United States of America
--------------------------------------------------------------------------------

                                            5        Sole Voting Power
         Number                                            151,275
                                            ------------------------------------
         Of Shares                          6        Shared Voting Power
                                                           518,584
         Beneficially                       ------------------------------------
                                            7        Sole Dispositive Power
         Owned by Each                                     151,275
                                            ------------------------------------
         Reporting Person                   8        Share Dispositive Power
                                                           518,584
         With                               ------------------------------------

--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person
         669,859
--------------------------------------------------------------------------------

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
         N/A
--------------------------------------------------------------------------------

11       Percent of Class Represented by Amount in Row 9                 15.23%
--------------------------------------------------------------------------------

12       Type of Reporting Person                                            IN
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)



Item 1(a) - Name of Issuer:
--------------------------

ESSEX CORPORATION

Item 1(b) - Address of Issuer's Principal Executive Offices:
-----------------------------------------------------------

9150 Guilford Road, Columbia, MD  21046-1891

Item 2(a) - Name of Person Filing:
---------------------------------

Harry Letaw, Jr.

Item 2(b) - Address or principal business office or, if none, residence:
-----------------------------------------------------------------------

440 Severnside Drive, S.W., Severna Park, MD  21146

Item 2(c) - Citizenship:
-----------------------

United States of America

Item 2(d) - Title of Class of Securities:
----------------------------------------

Common Stock, par value $0.10 per share

Item 2(e) - Cusip Number:
------------------------

296744 10 5

Item 3
------
If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing ia a:

(a)      [ ] Broker or dealer registered under Section 15 of the Act;

(b)      [ ] Bank as defined in Section 3(a)(6) of the Act;

(c)      [ ] Insurance company as defined in Section 3(a)(19) of the Act;

                                Page 3 of 5 Pages

(d)      [ ] Investment company registered under Section 8 of the Investment
                  Company Act;

(e)      [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)      [ ] An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

(g)      [ ] A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

(h)      [ ] A savings associations as defined in Section 3(b) of the Federal
                  Deposit Insurance Act;

(i)      [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)      [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [ X ]

Item 4 - Ownership:
------------------

         (a)      Amount of Beneficially Owned:                        669,859

         (b)      Percent of Class:                                     15.23%

         (c)      Number of shares as to which such person has:

                  (i)    sole power to vote or direct to vote          151,275

                  (ii)   shared power to vote or direct to vote        518,584

                  (iii)  sole power to dispose of or to direct the
                         disposition of                                151,275

                  (iv)   shared power to dispose or to direct the
                         disposition of                                518,584


                  Reduction from amount previously reported is the result of expiration of qualified incentive stock options.

Item 5 - Ownership of Five Percent or Less of a Class:
-----------------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6 - Ownership of More than Five Percent on Behalf of Another Person:
------------------------------------------------------------------------

N/A

                                Page 4 of 5 Pages

         Identification  and  Classification  of the Subsidiary Which Acquired
Item 7 - the Security Being Reported on by the Parent Holding Company:
---------------------------------------------------------------------
N/A

Item 8 - Identification and Classification of Members of Group:
--------------------------------------------------------------
N/A

Item 9 - Notice of Dissolution of Group:
---------------------------------------
N/A

Item 10 - Certification
-----------------------
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    9/26/00                            By:      /s/ Harry Letaw Jr.
         -------                                     -------------------
                                                     Harry Letaw, Jr.


                                Page 5 of 5 Pages